

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 2, 2024

Michael James McMullen
Chief Executive Officer
Metals Acquisition Limited
3rd Floor, 44 Esplanade
St. Helier, Jersey, JE4 9WG

> **Re: Metals Acquisition Limited**
> **Registration Statement on Form F-1**
> **Filed December 22, 2023**
> **File No. 333-276216**

Dear Michael James McMullen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan J. Dzierniejko